November 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn:	Ronald (Ron) E. Alper
Pam Long

Re:	Aimei Health Technology Co., Ltd
Request for Acceleration of Registration Statement on Form S-1, as amended
Filed October 27, 2023 File 333-272230

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Spartan Capital Securities, LLC, as representative of the underwriters, hereby joins Aimei Health Technology Co., Ltd in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4 pm, Eastern Time, on November 30, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated October 27, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Spartan Capital Securities, LLC

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer